Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2008	Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

130 Adelaide Street West

Suite 2116

Toronto, Ontario

Canada  M5H 3P5

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ Assigned File No.	No ☒

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date:	October 21, 2008	By:	/s/ Trent Mell
Trent C. A. Mell Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release - “North American Palladium Announces Temporary Closure of Lac des Iles Mine Due to Depressed Metal Prices”